EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY OHIO
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$252	$270	$230	$111	$111
Fixed charges	105	98	88	100	94
Deduct:
Interest capitalized	—	—	—	—	1
Total earnings	$357	$368	$318	$211	$204

Fixed charges:
Interest on debt, including capitalized portions	$100	$93	$88	$95	$90
Estimate of interest within rental expense	5	5	—	5	4
Total fixed charges	$105	$98	$88	$100	$94
Ratio of earnings to fixed charges	3.4	3.8	3.6	2.1	2.2